UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: January 30, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated January 30, 2013, entitled “2013 Business Strategy”.
99.2	Press Release dated January 30, 2013, entitled “2013: A Year with More Startups and Full Construction Schedule”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2013 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2013.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2011 Annual Report on Form 20-F filed on 20 April 2012.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2013.

The total targeted net production of the Company in 2013 is 338 million to 348 million barrels of oil equivalent (BOE)* (assuming WTI at US$90.0/barrel). The Company’s net production for 2012 is estimated to be 341 million to 343 million BOE* (with WTI at US$94.1/barrel).

In 2013, ten new oil and gas fields in offshore China are expected to come on stream. Liwan 3-1 gas field will be the first large-size deepwater gas field in offshore China, and startup of Suizhong 36-1 phase II adjustment will be another example of successful comprehensive adjustment on producing fields, demonstrating the huge potential of the Company’s producing fields in offshore China. With twenty-four new projects under construction, the year of 2013 is expected to be a new peak of engineering and construction. The Company is confident to achieve its production growth target of 2011-2015.

In 2013, the Company plans to drill approximately 140 exploration wells and acquire approximately 15.4 thousand kilometers 2-Dimensional (2D) seismic data as well as approximately 24.8 thousand square kilometers 3-Dimensional (3D) seismic data. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2013. The Company will continue to strengthen the deepwater exploration.

In 2013, in order to strengthen our exploration and development business and support a sustainable growth, the Company’s total capital expenditure is expected to reach US$12~14 billion, among which, the capital expenditures for exploration, development and production account for around 19%, 70%, and 11%, respectively. The Company expects that such capital expenditure will strongly support its production and reserve growth in the future.

*Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 30 January 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2011 Annual Report on Form 20-F filed on 20 April 2012.

Exhibit 99.2

For Immediate Release

2013： A Year with More Startups and Full Construction Schedule

(Hong Kong, January 30, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) today announced a summary of the Company’s business strategy and development plan for the year 2013.

The Company’s net production target of 2013 is in the range of 338 to 348 million barrels of oil equivalent (BOE), while the net production for 2012 is estimated to be 341 to 343 million BOE.

During the year, ten new oil and gas fields in offshore China are expected to come on stream, among which the Liwan 3-1 gas field will become the first large-sized deepwater gas field in offshore China. In addition, the startup of Suizhong 36-1 phase II adjustment will make another successful story of the comprehensive adjustment on producing fields, demonstrating the huge potential of the Company’s producing fields in offshore China. The Company will embrace the construction peak in 2013, with 24 new projects under construction.

In 2013, the Company will drill around 140 exploration wells, acquire approximately 15,400 kilometers 2-Dimensional (2D) and 24,800 square kilometers 3-Dimensional (3D) seismic data, and continue to enhance the deepwater exploration activities. In addition, a reserve replacement ratio (RRR) of over 100% will be maintained in 2013.

During the year, in order to strengthen our exploration and development business and support a sustainable growth, the Company’s total capital expenditure is expected to reach US$12 to 14 billion, among which the capital expenditures for exploration, development and production account for around 19%, 70%, and 11% respectively.

Mr. Zhong Hua, CFO of the Company commented, “While the operating cost for the energy sector keeps rising up, the Company will continue to execute stringent cost control and prudent financial policy. Meanwhile，we will maintain a robust capital expenditure plan to support our production and reserve growth in the future.”

“We are confident to achieve 6% to10% CAGR on production growth from 2011 to 2015. In 2013, the Company will continue to strengthen our exploration, development and construction activities to further facilitate the Company’s growth in the future.” Mr. Li Fanrong, CEO of the Company said.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd.
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com